UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-34271

CHANGYOU.COM LIMITED

(Exact name of registrant as specified in its charter)

Changyou Creative Industrial Park

65 Bajiao East Road, Shijingshan District

Beijing 100043

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☒

On April 14, 2020, the registrant announced that, as contemplated by the previously-announced Agreement and Plan of Merger (the “Merger Agreement”), dated January 24, 2020, by and among the registrant; Sohu.com (Game) Limited (“Sohu Game”), an indirectly wholly-owned subsidiary of Sohu.com Limited (“Sohu”) (NASDAQ: SOHU); and Changyou Merger Co. Limited (“Changyou Merger Co.”), a direct wholly-owned subsidiary of Sohu Game, the registrant and Changyou Merger Co. have entered into and filed with the Registrar of Companies of the Cayman Islands a definitive Plan of Merger (the “Plan of Merger”), pursuant to which Changyou Merger Co. will merge with and into the registrant effective April 17, 2020, with the registrant being the surviving company and becoming a privately-held, direct and indirect wholly-owned subsidiary of Sohu.

Copies of the press release issued by the registrant regarding the foregoing and of the Plan of Merger are submitted herewith as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this report are based upon information available to the registrant as of the date of this report, which may change, and the registrant undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Exhibit

99.1	Press Release issued by the registrant on April 14, 2020.

99.2	Plan of Merger, dated April 14, 2020, by and between Changyou Merger Co. Limited and the registrant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHANGYOU.COM LIMITED

By:	/s/ Yaobin Wang
Yaobin Wang
Chief Financial Officer

Date: April 14, 2020